UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 10, 2018

Ithrive PH Inc.

Delaware
(State or other jurisdiction of incorporation or organization)

81-3917776
(I.R.S. Employer Identification No.)

5415 W. Cedar Lane
Bethesda, MD 20814

610-453-9079
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class A Non-Voting Stock

Item 9. In the Form 1-A and Offering Circular filed by Ithrive PH Inc. regarding this Regulation A Offering, the offering was scheduled to terminate on the close of business on November 29, 2018 or a later date if Ithrive PH Inc., in its sole discretion, extended the offering beyond November 29, 2018. Ithrive PH Inc. has extended the offering for an additional 180 days from November 29, 2018 as set out in the Form 1-A and Offering Circular. The Regulation A offering is now scheduled to terminate at 11:59 PM Pacific time on May 29, 2019 unless the Company say in its sole discretion extends the offering beyond. The Company has accepted no investors and has not sold any securities between November 29, 2018 and the date of this Form 1-U filing.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): Ithrive PH Inc.

By (Signature and Title): /s/ Marc Isaacson, Chief Executive Officer

Date: December 10, 2018